INVEST IN **CLOCKWORK**

AI-powered robots redefining self-care


CLOCKWORK

ikeclockwork.com San Francisco CA

LEAD INVESTOR



Arash Ferdowsi Co-founder of Dropbox

As the co-founder and former CTO of Dropbox, I've seen first hand what it takes to solve a truly hard technical problem and make it feel seamless and intuitive to consumers. This is what got me excited about Clockwork. Built on top of a complex hardware and software platform is an experience that's both delightful and works well. I've also tried it :) I've known the CEO, Renuka Apte, since she was an engineering manager on the Dropbox infrastructure team. She is deeply technical and an A+ executor. Clockwork is unique as a company in that it sits at the intersection of hardware, AI, and beauty. There is significant latent demand for the fast & cheap experience they offer. I like how Clockwork makes self-care accessible for all, especially minorities, who tend to need the benefits the most. I think this is a recipe to becoming a massive company. I've also been impressed with Clockwork's focus on business fundamentals and their methodical approach to improving unit economics. They've done this by negotiating larger rev-shares with partners, eliminating the need for human attendants, and significant hardware cost optimization via engineering. I'm excited to be part of Clockwork's investment team and to help them bring this opportunity to the community.

Invested $200,000 this round

Highlights

1. $1.5M annual recurring revenue (ARR) in signed contracts
2. 17,000+ customers served
3. Month-over-month ARR growth of 35% since March 2023
4. Robots deployed in NYC, Miami, DC, Beverly Hills and the Bay Area
5. 10,000 inbound partnership requests representing 40,000 locations for our robots
6. Leadership team from Dropbox, Nvidia, e.l.f., Clorox, Uber & Toyota
7. Backed by Initialized Capital, Pipeline Capital, & founders of Dropbox & Instacart

Our Team



Renuka Apte CEO & Co-Founder

Business and technical whiz. 15 years industry experience. Led infrastructure teams at Dropbox building product that impacted 700M users and used over 1B times daily. Early committer to Openstack. Ex-NVIDIA. MS from GA Tech.



Aaron Feldstein CTO & Co-Founder

Engineering ace. 11 years experience in AI and infrastructure at all stages of the product life-cycle. Tech lead for Dropbox product that drove $100M+ in revenue annually. Open source contributor and code area owner.



Erik Sunden Founding Engineer

Scale pro. 20 years experience scaling ideas into products. Ex-Solyndra, Nanosys, Arevo Labs. MS & BS from GA Tech.



Mara Mccune CMO

Marketing genius. 20+ years experience building brands. Built online community of 4M and led $450M CPG brand. Ex- e.l.f., Clorox, Robert W. Baird & Co. BA from Northwestern.

5. 10,000 inbound partnership requests representing 40,000 locations for our robots
6. Leadership team from Dropbox, Nvidia, e.l.f., Clorox, Uber & Toyota
7. Backed by Initialized Capital, Pipeline Capital, & founders of Dropbox & Instacart

Our Team



Renuka Apte CEO & Co-Founder

Business and technical whiz. 15 years industry experience. Led infrastructure teams at Dropbox building product that impacted 700M users and used over 1B times daily. Early committer to Openstack. Ex-NVIDIA. MS from GA Tech.



Aaron Feldstein CTO & Co-Founder

Engineering ace. 11 years experience in AI and infrastructure at all stages of the product life-cycle. Tech lead for Dropbox product that drove $100M+ in revenue annually. Open source contributor and code area owner.



Erik Sunden Founding Engineer

Scale pro. 20 years experience scaling ideas into products. Ex-Solyndra, Nanosys, Arevo Labs. MS & BS from GA Tech.



Mara Mccune CMO

Marketing genius. 20+ years experience building brands. Built online community of 4M and led $450M CPG brand. Ex- e.l.f., Clorox, Robert W. Baird & Co. BA from Northwestern.

future where robots are omnipresent, much like how they are in industrial settings like assembly lines today.


1 in 3 Americans
paint their nails

While our beachhead is beauty services, Clockwork's design serves a bigger purpose - ensuring that everyday robots are built with safety, reliability, ethics, and efficiency in mind.

The founders of the world's most innovative companies like Dropbox, along with notable silicon valley VCs Initialized Capital and Pipeline Capital, all agree: Clockwork is a game-changer for the $1.5T self-care industry.


Self-care is costly despite
mental health & confidence benefits

Self-care, including beauty services, play a vital role in our daily lives. Self-care is tied to increased confidence, reduced stress, and elevated levels of hormones that produce happiness. Despite all this, people are not getting beauty services as frequently as they want.


$1.5T
Self-care
market
growing at
10% CAGR

The average American spends $3,576 a year on beauty services, compounded by 80+ hours in lost productivity during service delivery. As our lives have gotten busier and the constraints on the average consumer have changed, the beauty service experience has remained stagnant.


An average
American spends
$200K on self-care
over their lifetime


2/3 of women
say they would
always have their


$1.5T
Self-care
market
growing at
10% CAGR

The average American spends $3,576 a year on beauty services, compounded by 80+ hours in lost productivity during service delivery. As our lives have gotten busier and the constraints on the average consumer have changed, the beauty service experience has remained stagnant.




An average
American spends
$200K on self-care
over their lifetime


2/3 of women
say they would
always have their

people already spend their time.

We're starting with nails. 1 in 3 people paint their nails and ⅔ of women say they would always have their nails painted if it was quick, easy, and cheap.


Going to the salon
Pampering but takes hours and is expensive
At-home nails
Needs skill, patience, and prep
CLOCKWORK
Quick, convenient, and cost effective


Post-covid brick & mortar challenges
present a unique opportunity

An unprecedented number of people are working from home and brick and mortar retailers are increasingly competing with e-commerce. Commercial office operators and retailers alike need innovative ways to lure consumers out of their homes.


CLOCKWORK
82% of
consumers return
to a store following
a positive in-store
experience

Source: Radyiant's State of the In-Store Experience report, 2021

To survive these monumental societal changes, offices and brick and mortar retailers must provide consumers with experiences that cannot be replicated at home.


Best-in-class brands already
leverage experiential services
Benefit
SEPHORA
Perk
Zo
CVS
L'Oreal

We partner with commercial and residential real estate operators, retailers, salons, spas and more to deploy our beauty services robots at locations they manage, creating a delightful experience and convenience for our beauty customers.


Introducing the world's first fully autonomous,
AI-powered nail painting robot


Paints nails faster
and more precisely
than humans

From ideation, to prototype, to commercial launch, Clockwork has brought our first product to market: a robot that paints nails faster and more accurately than

a human - at half the price.




Proprietary AI, labeling technology, datasets, and a powerful software platform are our moat


PROPRIETARY AI AND DATASETS
Detect nail and direct painting with sub-millimeter accuracy.
SOPHISTICATED ALGORITHMS
Account for polish flow, nail shape to paint nail in seconds.
SOFTWARE PLATFORM
Allow rapid iteration, remote servicing, and cost-effective hardware production.

We have an impressive patented tech stack that could only be built by our team, given our unique background in robotics, cloud infrastructure, and machine learning. Clockwork has built proprietary and scalable architecture for beauty robots, including labeling tools, datasets, neural networks, localization, calibration techniques, and more.

Within a second, our robot uses structured light cameras to capture over 100 images of the nail to create a 3D map. On a small scale previously unheard of, our custom AI network determines exactly where to paint and what to avoid with sub-millimeter accuracy.

Millions of data points processed faster than you can choose a polish color



Our custom algorithm then directs the robot's actions while painting the nail, taking into account the incredibly complex way nail polish behaves as a non-newtonian liquid, the shape of the nail, its contours, the pressure applied by the robot, and other variables. Through our cloud-based platform, beauty services remain uninterrupted, as robots are efficiently serviced remotely—no waiting for technicians.

It's working in a big way

Unlike many other consumer robotics startups, we're in the field, generating real revenue.


CLOCKWORK
Robot manicures
17,000+
Customers





Clockwork Leases Robots
to brick & mortar "hosts"
Corporate
TISHMAN SPEYER
Retail
Paradies Lagardère
Airports
XWELL

Partners pay an upfront hardware deployment fee, a monthly fee, and a percentage of revenue generated from the services provided by the robot to end-users.



$1.5M
ARR IN SIGNED CONTRACTS
35%
MOM ARR GROWTH
$180K
AVERAGE CONTRACT VALUE (ACV)



Our customers can't get enough

Our customers love that we give them self-care that fits into their lives on their budget, all while delivering a seamless and delightful experience.



CLOCKWORK
78
NPS SCORE
*NPS MEASURES CUSTOMER LOYALTY BY THEIR LIKELIHOOD TO RECOMMEND
Glossier.
43
NPS SCORE
CHANEL
40
NPS SCORE

Our regulars become our strongest advocates and most of our traffic is driven by word-of-mouth. Many of our customers have posted videos on social media that have garnered multi-million views.



4.7 star reviews
For the time & price of buying a coffee in Midtown, I can get a fresh mani. Super convenient, professional, & affordable. It's definitely my new afternoon pick me up!
Guadalupe M.
I'm a huge fan! I like to always have my nails painted but I'm often short on time and too impatient to sit through a full manicure. Clockwork is fast and easy and the location near my office makes it the perfect solution for a quick nail glow up!
Julia C.
A robot manicure was the life hack I didn't know I needed! I pop in for 10min during my lunch and always have fab nails and rave about them to anyone who will listen. Thank you Clockwork for giving me this little life perk back!
Samia K


CLOCKWORK
Real customer reactions

Our partners love us

Our partners love the additional traffic we deliver, and the increased time spent by customers at their commercial and retail locations.

SDSU San Diego State University

"Clockwork offers a one-of-a-kind product that not only serves, but surprises and delights members of our campus community. If the early usage and feedback are any indication, this partnership will provide rewarding returns for all involved in the months and years ahead."

Kathy Brown

Berkeley

"We leased a Clockwork robot at the UCB Student Union because it symbolizes many of the values and motivations of the Berkeley community. Engagement has been higher than expected and we felt the bar was already set pretty high."

Ryan Adelman-Sessler

TISHMAN SPEYER

"The amenities platform from Tishman Speyer enhances our customers' personal and professional lives to make life easier, increase productivity, and free up time. Clockwork's 10 minute manicure is the epitome of that experiential style. I'm an avid fan and regular customer!"

EB Kelly

The press rave about us

Good Morning America: "Clockwork manicure is proof the future is here."

CNN: "Robot Manicures really 'nails it'!"

CNET: "I Got a Robot Manicure and I NEED this in my life."

Good Morning America · Today · The New York Times · Glossy · Vogue · Allure · Refinery29 · InStyle · Yahoo! · Coveteur · CNN · Insider

Robot as a Service: Recurring revenue driving enterprise value

Projected to make

$100K Per robot per year by 2025

72% Margin on robot services

Note: future projections cannot be guaranteed.

Our partnership approach allows us to scale alongside enterprise customers who have large real estate footprints, enabling us to efficiently deploy our beauty service robots at scale.

10k+ inbound partnership requests

Nordstrom · JCPenney · Target · claire's · Hilton · benefit · Google · Meta · CVS · Microsoft

Inbounds represent 40,000 locations

46 US STATES • 97 COUNTRIES



Our over 10,000 requests for a robot with tremendous revenue potential demonstrate that the market is ready for us and give us a robust sales pipeline for future locations.

We're on track to profitability by 2025

Forecasted number of locations



2023
2024
2025
2026
2027
15 Locations
100 Locations
400 Locations
1400 Locations
4000 Locations

Note: future projections cannot be guaranteed.

We are exceptional executors & operators



Renuka Apte
Founder & CEO
Machine Learning, Distributed Systems
Aaron Feldstein
Founder & CTO
Software Engineering
Erik Sunden
Founding Engineer
Mechanical Engineering, Robotics
Mara McCune
CMO
20+ years Consumer Marketing

With engineering and experience leading teams at Dropbox, Nvidia, e.l.f., Clorox, Toyota, and Uber, our team is uniquely positioned to capitalize on the unique opportunity in front of us.

Clockwork is at the forefront of the beauty robot industry

We've brought automation to the nail segment of the beauty industry, but we're just getting started. Clockwork isn't just a beauty services robot, but a true beauty robotics enterprise reinventing the beauty industry, all while making the all important act of self-care a universal reality.

Product Roadmap:



2023
• Top Coats
• Basic Designs
• Subscriptions
2024
• Gel
• Buffing/Shaping
• Touchscreen "Ads"
2025
• User App
• App Partnerships
• New Beauty Services
• Customer dev for SW/HW platform

Revenue grows as new channels are unlocked and per-robot revenue increases with new features

Clockwork is reimagining an industry like the biggest disruptors of our time



DOORDASH
Uber
CLOCKWORK

$32B market cap	$95B market cap	🚀 🚀 🚀
Expanded food delivery with their logistics platform, growing revenue opportunities for thousands of restaurants	Democratized access to transportation with their ride hailing app, changing the way we travel ($95B market cap)	Democratize self-care with a platform of robots to make beauty services quick and affordable.*

Clockwork is redefining self-care, akin to the biggest industry disruptors of our time. With Clockwork, fast and budget-friendly self-care is a reality, freeing up time for the things people love.


Ubiquitous, robotic beauty pods make services as accessible as a cup of coffee
CLOCKWORK
$262.21B Personalized Cosmetic sales
$146.7B Skincare
$50B Massage
$27B Nails
$80B Hair
$14B Hair Removal
$12.7B Blowdry
$2B Lashes
THE FUTURE OF BEAUTY


Invest in robots redefining self-care

We are backed by Garry Tan's Initialized Capital and individual investors including Arash Ferdowsi (founder & ex-CTO Dropbox), Balaji Srinivasan (ex-CTO of Coinbase), Max Mullen (Co-founder of Instacart via Product Co-op), Julie Bornstein (ex-COO Stitch Fix, ex-CMO Sephora), Dawn Dobras (fmr CEO Credo Beauty) among others.

We're now inviting our community to invest alongside our institutional investors and join us to reimagine the beauty services industry.


Invest in
CLOCKWORK
CLOCKWORK

Note: We are the first to our knowledge to build the first AI-powered fully autonomous nail painting robot, but don't have definitive proof of that statement.